EXHIBIT (c)(vii)

Acting Under Treasurer of Queensland, new Under Treasurer of Queensland and changes to Queensland Treasury Corporation’s Capital Markets Board and Executive Leadership Team

Acting Under Treasurer of Queensland and changes to Queensland Treasury Corporation’s Capital Markets Board

As of the date of this filing, the Acting Under Treasurer of the State of Queensland is Ms. Rachel Crossland. Ms. Crossland was appointed to replace Michael Carey, the former Under Treasurer, as a Queensland Treasury Member (ex officio) of the Queensland Treasury Corporation Capital Markets Board, with effect from November 1, 2024. Ms. Crossland’s biography is set out below.

New Under Treasurer of Queensland and changes to Queensland Treasury Corporation’s Capital Markets Board

On February 13, 2025, Mr. Paul Williams was appointed as the Under Treasurer, Queensland Treasury, for a term of five years from February 24, 2025. Mr. Williams will also be a Queensland Treasury Member (ex-officio) of the Queensland Treasury Corporation Capital Markets Board. His biography is set out below.

Changes to Queensland Treasury Corporation’s Executive Leadership Team

The following changes to Queensland Treasury Corporation’s executive leadership team have occurred since the finalization of the Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2024 (which is filed as Exhibit (c)(i) to this Form 18-K):

•	Leon Allen has resigned as the Chief Executive Officer with effect from February 19, 2025;

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Nathan Cowan has resigned as the Managing Director, Risk and Chief Risk Officer with effect from January 24, 2025, and Neil Smyth has been appointed Acting Managing Director, Risk and Chief Risk Officer with effect from January 27, 2025;

•	Kulwant Singh-Pangly has resigned as the Managing Director, Business Services and Chief Operating Officer with effect from September 30, 2024;

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Stephanie Challen has moved from her role as Managing Director, Advisory Division to be appointed Acting Managing Director, Business Services Division and Chief Operating Officer with effect from December 18, 2024;

•	Maryanne Kelly was appointed Acting Managing Director, Advisory Division with effect from December 18, 2024;

•	Lona Baskerville has been appointed to the newly created role of Managing Director, Chief People Officer with effect from December 18, 2024; and

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Susan Buckley, who was previously the Managing Director, Funding and Markets Division, has been appointed as Acting Chief Executive Officer with effect from February 19, 2025, and Jean-Luc Petite has been appointed Acting Managing Director, Funding and Markets Division with effect from February 20, 2025.

Biography – Capital Markets Board

Rachel Crossland

Rachel Crossland commenced as the acting Under Treasurer in November 2024.

Prior to this appointment she served as Deputy Under Treasurer, Industry, Investment and Commercial. Ms. Crossland has an extensive background in policy development and has delivered innovative solutions to complex challenges across the Queensland, Australian and Irish public sectors, such as Queensland’s economic strategy and the state’s economic recovery response during the COVID-19 pandemic. Ms. Crossland’s experience includes leading the Future Economy Taskforce in the Department of the Premier and Cabinet, as well as strategy, economic and industry policy teams in Treasury and departments related to resources, energy and agriculture.

She holds a Bachelor of Arts (Honours) in Economic History and Political Science, a Graduate Certificate in Business Administration, and is a Wolfensohn Scholarship attendee at the Harvard Kennedy School of Government.

Paul Williams

Paul Williams has recently been appointed as the Under Treasurer of Queensland for a term of five years from

February 24, 2025. Mr. Williams has more than 25 years’ experience in the banking and property industries, both in Australia and internationally. He has served as the Chief Financial Officer of Queensland-headquartered People First Bank, as well as the Chief Financial Officer, Chief Strategy & Investment Officer and Treasurer of Heritage Bank. Mr. Williams has worked in property and finance in Australia and overseas.

Mr. Williams holds a Bachelor of Arts from the University of Queensland and a Master of Arts from the University of Cambridge. He also holds a Master of Business Administration from the University of Southern Queensland and a Graduate Diploma in Applied Finance from FINSIA.